Exhibit 99.1

Corporación América Airports S.A. Reports 3.7% YoY Increase in Total Passenger Traffic in September 2018

Passenger traffic up 2.7% YoY in Argentina and 16.6% in Ecuador, further supported by growth across most geographies

LUXEMBOURG--(BUSINESS WIRE)--October 17, 2018--Corporación América Airports S.A. (NYSE:CAAP), (“CAAP” or the “Company”) the largest private sector airport operator in the world by number of airports, reported today preliminary year-over-year passenger traffic growth of 3.7% in September 2018.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights
Statistics	Sep’18	Sep’17	% Var.	YTD’18	YTD’17	% Var
Domestic Passengers (thousands)	3,885	3,569	8.8%	33,247	30,523	8.9%
International Passengers (thousands)	2,369	2,398	-1.2%	21,083	20,444	3.1%
Transit Passengers (thousands)	720	755	-4.6%	6,640	6,075	9.3%
Total Passengers (thousands)[1]	6,974	6,722	3.7%	60,970	57,041	6.9%
Cargo Volume (thousand tons)	32.4	31.8	1.7%	291.5	268.8	8.4%
Total Aircraft Movements (thousands)	72.4	72.9	-0.7%	660.0	634.9	4.0%

Passenger Traffic Overview

Total passenger traffic in September 2018 increased by 3.7% YoY, primarily reflecting growths of 2.7% in Argentina, 16.6% in Ecuador and 2.9% in Brazil.

In Argentina, passenger traffic increased 2.7% YoY, mainly driven by a 9.4% growth in domestic traffic, which benefitted from the addition of several new frequencies to existing routes over the past 12 months. International and transit traffic declined 8.4% and 7.8% respectively, reflecting more challenging macro conditions. In addition, new airlines have announced they will start operating during the next months: Norwegian airlines plans to open two domestic routes in October and additional routes in the following months, JetSmart expects to initiate operations in November with routes from Santiago de Chile, while LASA Airlines anticipates it will inaugurate domestic and international routes, operating from Neuquén Airport.

In Ecuador, passenger traffic increased 16.6% benefitting from easier comps as last year traffic was impacted by the hurricane that took place in Florida, resulting in the cancelation of several international flights from passengers travelling to the U.S. Moreover, JetBlue announced the launch of a new route with daily flights to Guayaquil airport from Fort Lauderdale, U.S., to start operations in the first quarter of 2019.

In Brazil, domestic passenger traffic increased 8.4% YoY, driven by the addition of new frequencies to existing routes in several domestic destinations, partially offset by a decline in international traffic, mainly due to the currency depreciation. Moreover, Gol Airlines announced the opening of a new route to Cancun, Mexico, to be opened in the second quarter of 2019, in addition to the new route to Buenos Aires announced last month.

In Uruguay, passenger traffic declined 2.1% mainly due to currency depreciation in neighboring countries Brazil and Argentina, which resulted in a decrease in passengers. Furthermore, Air Europa announced the addition of a new route connecting Montevideo and Madrid with Iguazu, Argentina expected to start operations in 2019, with two additional weekly frequencies starting June 2019.

Cargo Volume and Aircraft Movements

Cargo volume increased 1.7% in September 2018. In Argentina, cargo volume declined 9.9% YoY due to macro conditions. In Armenia, cargo volume declined 25.3% due to reduced export activity to countries with political instability. By contrast, cargo volume increased 41.1% YoY in Brazil and 46.7% Ecuador, the latter reflecting higher business activity related to the Christmas Holidays.

Aircraft movements remained relatively flat in September 2018, mainly driven by Armenia, which increased 26.8%, followed by Ecuador, with an increase of 6.2%.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements
	Sep’18	Sep’17	% Var.	YTD’18	YTD’17	% Var.
Passenger Traffic (thousands)
Argentina	3,357	3,267	2.7%	29,621	27,458	7.9%
Italy	842	818	2.9%	6,441	6,255	3.0%
Brazil	1,627	1,582	2.9%	15,096	14,301	5.6%
Uruguay	181	185	-2.2%	1,733	1,715	1.0%
Ecuador	391	336	16.6%	3,331	3,122	6.7%
Armenia	279	258	8.0%	2,152	1,922	11.9%
Peru	296	276	7.3%	2,597	2,268	14.5%
TOTAL	6,974	6,722	3.7%	60,970	57,041	6.9%

Cargo Volume (tons)
Argentina	17,584	19,517	-9.9%	169,465	155,382	9.1%
Italy	905	903	0.1%	8,373	7,865	6.5%
Brazil	6,348	4,316	47.1%	47,135	39,466	19.4%
Uruguay	2,178	2,221	-1.9%	19,710	20,068	-1.8%
Ecuador	3,341	2,278	46.7%	30,292	25,287	19.8%
Armenia	1,617	2,165	-25.3%	12,953	17,046	-24.0%
Peru	410	443	-7.5%	3,603	3,703	-2.7%
TOTAL	32,383	31,843	1.7%	291,531	268,817	8.4%

Aircraft Movements
Argentina	36,098	36,169	-0.2%	334,757	314,061	6.6%
Italy	7,614	7,657	-0.6%	60,663	61,170	-0.8%
Brazil	14,928	16,111	-7.3%	138,304	138,118	0.1%
Uruguay	2,297	2,395	-4.1%	25,168	24,613	2.3%
Ecuador	6,677	6,290	6.2%	58,818	60,092	-2.1%
Armenia	2,138	1,686	26.8%	18,024	16,003	12.6%
Peru	2,613	2,552	2.4%	24,279	20,861	16.4%
TOTAL	72,365	72,860	-0.7%	660,013	634,918	4.0%

To obtain the full text of this press release, please click on the following link: http://investors.corporacionamericaairports.com

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. The Company is the largest private airport operator in the world by the number of airports and the tenth largest based on passenger traffic. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2017, Corporación América Airports served 76.6 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

CONTACT:
Corporación América Airports S.A.
Investor Relations:
Gimena Albanesi, +5411 4852-6411
gimena.albanesi@caairports.com